Exhibit 4.14
July 17, 2006
MR. WAYNE HOYLE
[***]
Dear Mr. Hoyle:
RE:    EMPLOYMENT AGREEMENT
OSI Geospatial Inc. (the “Company”) is pleased to extend this offer of employment to you on the terms and conditions set out below. By way of background information, you have been a full-time employee with the Company since November 21, 1991. The Company desires to continue to employ you in the position set out in section 1. Your employment under this agreement will commence and be effective as and from the date written above (the “Effective Date”) notwithstanding the actual date of acceptance by you.
1. Employment, Position and Duties. You shall be employed in the position of VP and General Manager, Offshore Systems Ltd. of the Company. You shall report to the President & Chief Executive Officer (“President & CEO”). You shall faithfully and diligently perform such duties, as set forth by the President & CEO and outlined in your position description, and exercise such powers as are consistent with your position as a VP and General Manager.
You shall devote substantially all of your business time, attention and skill to your duties to the Company and shall not engage in, participate in, render any service to, or undertake any employment, corporate directorships, or industry committee positions, either directly or indirectly, with respect to any other business or for any other entity, without the prior written consent of the Company.
2. Place of Employment. Your place of employment shall be the Company’s current business premises in North Vancouver, British Columbia, Canada, or such other location in the Greater Vancouver Area to which the Company may move its head office.

*	Certain information in this exhibit has been omitted as confidential, as indicated by [***]. This information has been filed separately with the Commission.

3. Compensation and Benefits.
(a) Base Salary. Your annual base salary (“Base Salary”) will be CDN $165,000, payable periodically in accordance with the Company’s payroll practices. Your Base Salary will be subject to review annually by the Board and adjusted periodically in accordance with the Company’s job performance and salary review policies.
(b) Bonus. During each year of your employment, starting fiscal year 2007, you may be eligible to receive an annual discretionary cash bonus of up to 30% of your base salary for meeting established financial and non-financial objectives.
(c) Stock Options. You shall be eligible for participation in the Company’s stock option plans or share incentive plans which are now in place or may hereafter be established by the Company. You acknowledge that any grant of stock options or other share incentives to you are at the discretion of the Board. Any stock options or other share incentives so granted shall be subject to the terms and conditions stipulated by the Board at the time of grant, and shall otherwise be governed by and administered in accordance with the terms and conditions of the plan or plans under which they were granted.
(d) Benefits. You (and, to the extent that they are eligible, your dependants) shall be entitled, and you are required, to continue to participate in the Company’s executive employee benefit plans in place as of the Effective Date, and in any other employee benefits plan as may be made available to employees of the Company generally in the future, whether in addition to or in substitution for the existing plan. You acknowledge that you are familiar with the terms of the Company’s current employee benefits plan.
(e) Retirement Plan. You are entitled to participate in the Company’s retirement plan, which is an RRSP matching contribution program under which the Company makes a contribution to your RRSP which matches your own contribution. The Company’s contribution is subject to a maximum amount, which is currently set at 4% of your annual Base Salary. This plan is subject to amendment or cancellation in the discretion of the Board.
(f) Expenses. The Company shall reimburse you for all reasonable business expenses incurred by you in the performance of your duties under this agreement in accordance with the Company’s policies and practices in effect from time to time. You shall provide promptly to the Company written reports of such expenses with supporting receipts or other documentation which are acceptable to the Company, acting reasonably.
(g) Vacation. You shall be entitled to 4 weeks vacation per year, to be taken at mutually agreeable times and otherwise in accordance with the Company’s policy regarding vacations.

4. Termination.
(a) Either you or the Company may terminate your employment at any time without notice for cause, or upon notice without cause as set out below.
(b) You may resign on giving to the Company not less than four weeks’ prior written notice of the effective date of your resignation. If you do so, the Company may terminate your employment without cause immediately by paying you four weeks’ Base Salary.
(c) The Company may terminate your employment without cause either upon payment of a sum equivalent to 12 months’ base salary less statutory deductions, or by continuation of payment of your Base Salary for a period of 12 months following termination.
(d) If the Company terminates your employment for any reason other than for cause, or if you terminate your employment for cause, the Company shall also continue to pay the Company’s portion of premiums under the Company’s executive employee benefits plan then in effect for the benefit of you and your eligible dependants for a period of 12 months from the date of termination or until you are covered under another employer’s employee benefits plan, whichever occurs first; provided that you acknowledge that, if and to the extent that in accordance with the terms of the Company’s employee benefits plan, any benefits terminate upon the termination of your employment or within a prescribed time thereafter, the provisions of the plan shall govern and those benefits shall not be extended beyond the terms prescribed in the plan. If you do become covered under another employer’s employee benefits plan within that 12 month period, you shall promptly notify the Company of that fact.
(e) The Company’s obligation to continue to pay your Base Salary pursuant to subsection 3(c) and to continue to provide coverage for you under the Company’s employee benefits plan pursuant to subsection 3(d) are subject to and conditional upon your prompt execution and delivery of the following to the Company:
(i)	a mutual release of all claims by you against the Company and vice versa, in a form satisfactory to you and the Company, acting reasonably; and

(ii)	your resignation as a director, officer and member of any committee of the Board of the Company and of any affiliate in which you hold such positions, and as a member of the board or of a committee any industry-related organization in which you serve and on which you are reasonably identified as sitting as a representative of the Company.
(f) In the event of the termination of your employment, neither you nor the Company shall be entitled to any notice, payment or other compensation in excess of that specified above.
(g) The severance benefits set out above are inclusive of and not in addition to any severance to which you may be entitled by employment standards legislation. In no case shall you receive severance less than that to which you are entitled by such legislation.

5. Proprietary Rights Etc. As a condition of your employment you agree to execute and to be bound by the form of Proprietary Rights, Non-Competition, Non-Solicitation and Confidentiality Agreement attached as Appendix A, as amended from time to time.
6. Confidentiality, Disclosure and Trading By Restricted Persons and Employees. As a condition of your employment you agree to execute and be bound by the Company’s policy on Confidentiality, Disclosure and Trading By Restricted Persons and Employees attached as Schedule A, and to any amendment thereof approved by the board from time to time, acting reasonably.
7. Code of Ethics. As a condition of your employment, you agree to be bound by and execute the Company’s Code of Ethics for Full-Time and Part-Time Employees attached as Appendix B, and any amendment thereto approved by the Board from time to time, acting reasonably.
8. Notice. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered personally, (b) upon confirmation of receipt when such notice or other communication is sent by facsimile, (c) one day after delivery to an overnight delivery courier or (d) three days after it has been sent by registered or certified mail, return receipt requested postage prepaid, addressed to the addresses set forth below, or to such other address as either party may have furnished to the other in writing in accordance herewith.
If to the Company:
OSI Geospatial Inc.
107-930 West 1st Street
North Vancouver, B.C., V7P3N4
Attention: President & CEO
If to the Employee:
Wayne Hoyle
[***]
or to such other address as either party may designate by notice to the other, and shall be deemed to have been given upon receipt.

9. Miscellaneous.
(a) Survival. The termination of your employment will not impair the rights or obligations of a party that accrue prior to such termination, except to the extent specifically stated herein. In addition, the rights and obligations of the parties following termination under section 4, your covenants contained in sections 5 and 6, and the provisions of sections 8 and subsections 9(f) and 9(h) will survive the termination of your employment.
(b) Amendments and Waiver. Only an instrument in writing signed by the parties may amend this Agreement, and any provision hereof may be waived only by an instrument in writing signed by the party against whom enforcement of such waiver is sought. The failure of either party at any time to require the performance by the other party of any provision hereof shall in no way affect the full right to require such performance at any time thereafter, nor shall the waiver by either party of a breach of a provision hereof be taken or held to be a waiver of any succeeding breach of such provision or a waiver of the provision itself or a waiver of any other provision of this Agreement.
(c) Withholding. You agree that the Company may withhold from any and all payments required to be made to you in accordance with this Agreement all federal, state, local, and other taxes that the Company determines are required to be withheld in accordance with applicable statutes and regulations in effect from time to time.
(d) Successors. This Agreement is binding on and is for the benefit of the parties hereto and their respective successors, heirs, executors, administrators and other legal representatives and permitted assigns. The Company shall require any successor to all or a portion of the business and/or assets of the Company by purchase, merger, consolidation, acquisition of stock or otherwise which is or becomes the employer of you to assume and agree to perform this Agreement in the same manner and to the same extent as the Company would be required to perform if no such succession had taken place, and a failure of any such successor to the Company which is or becomes the employer of you to assume and agree to perform this Agreement shall be, for all purposes of this Agreement, a termination of this Agreement by the Company and such successor.
(e) Assignment. This Agreement and all of your rights and duties shall not be assignable or delegable by you. The Company may assign this Agreement to a person or entity which is an affiliate or a successor in interest to substantially all of the business operations of the Company, provided that the Company complies with its obligations in the second sentence of Section 9(d) above.
(f) Severability of Provisions. If any provision of this Agreement, or portion thereof, is so broad in scope or duration so as to be unenforceable, such provision or portion thereof shall be interpreted to be only so broad as is enforceable. If any one or more provisions contained in this Agreement shall be invalid, illegal or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and this Agreement shall be interpreted as if such invalid, illegal, or unenforceable provision was not contained therein.
(g) Headings. The headings used in this Agreement are intended for convenience and reference only and will not in any manner amplify, limit, modify or otherwise be used in the construction or interpretation of any provision of this Agreement. All section references are to sections of this Agreement, unless otherwise noted.
(h) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia, without giving effect to its conflict of laws provisions. The parties irrevocably submit to the exclusive jurisdiction of the courts of British Columbia with respect to any legal proceedings arising herefrom.
(i) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but both of which shall constitute one and the same agreement.
(j) Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to your employment by the Company, and supersedes, and is in full substitution of, any and all oral or written prior understandings, representations, or agreements with respect to your employment in any position unless otherwise indicated herein.
Please confirm your agreement to the foregoing by executing this letter in the space provided below. Once accepted by you, this will be a binding agreement. This agreement may be executed in counterparts and delivered by fax or by scanned email.

Yours truly, OSI GEOSPATIAL INC.
Per:	/s/ Kenneth Kirkpatrick
KENNETH KIRKPATRICK
President & CEO

Acknowledged and agreed to as of the 17th day of July, 2006

/s/ Jacquie Speckling	/s/ Wayne Hoyle

Witness to the signature of	WAYNE HOYLE
Wayne Hoyle

Jacquie Speckling

Name of witness (please print)

APPENDIX A
PROPRIETARY RIGHTS, NON-COMPETITION, NON-SOLICITATION
AND CONFIDENTIALITY AGREEMENT
Whereas I, Wayne Hoyle, recognize that OSI GEOSPATIAL INC. and its affiliates including without limitation Offshore Systems Ltd., Mapcon Mapping Ltd., Mapcon Mapping Inc., CHI Systems Inc. (collectively, the “Company”) is engaged in a continuous program of software research and development and the marketing of software products and computer systems, and that the Company also provides technical support, consultation, and training services. I also recognize the importance of protecting the Company’s trade secrets, confidential information, partner and customer relationships and other proprietary information and related rights acquired through the Company’s expenditure of time, effort and money.
Therefore, because I wish to be employed by the Company in a capacity in which I will receive and/or contribute to the Company’s Confidential Information, and in consideration of the salary or wages I will receive from the Company and for my employment by the Company, I agree to be bound by the following terms and conditions:
1. Definitions
For the purpose of this Agreement:
(a)	“Confidential Information” includes any of the following:
(i)	any and all versions of the software and related documentation owned or marketed by the Company, as well as the software and documentation owned by the Company’s suppliers and used internally by the Company, including all related algorithms, concepts, data, designs, flowcharts, ideas, programming techniques, specifications and source code listings;

(ii)	all developments (as defined below);

(iii)	information regarding the Company’s business operations, methods and practices, including marketing strategies, product pricing, margins and hourly rates for staff, and information regarding the financial affairs of the Company;

(iv)	the names of the Company’s clients and the names of the Company’s business partners and suppliers of computer services and software to the Company, and the nature of the Company’s relationships with these clients, partners and suppliers;

(v)	technical and business information of or regarding the clients of the Company obtained in order for the Company to provide such clients with training services and software products and services, including information regarding the data processing requirements and the business operations, methods and practices and product and training plan of such clients; and

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(vi)	any other trade secrets or confidential or proprietary information in the possession or control of the Company.
(b)	“Confidential Information” does not include information which is or becomes generally available to the public without my fault or which I can establish, through written records, was in my possession prior to its disclosure to me as a result of my work for the Company.

(c)	“Developments” include all:
(i)	software, documentation, data, designs, reports, flowcharts, training kits and other training materials, trade-marks, specifications and source code listings, and any related works, including any enhancements, modifications, or additions to the software products owned, marketed or used by the Company, and

(ii)	inventions, devices, discoveries, concepts, ideas, algorithms, formulae, know-how, processes, techniques, systems and improvements, whether patentable or not developed, created, generated or reduced to practice by me, alone or jointly with others, during my employment with the Company or which result from tasks assigned to me by the Company or which result from the use of the premises or property (including equipment, supplies or Confidential Information) owned, leased or licensed by the Company.
2. Non-Disclosure of Confidential Information
At all times during and subsequent to the termination of my employment with the Company, I shall keep in strictest confidence and trust the Confidential Information. I shall take all necessary precautions against unauthorized disclosure of the Confidential Information, and I shall not directly or indirectly disclose, allow access to, transmit or transfer the Confidential Information to a third party, nor shall I copy or reproduce the Confidential Information except as may be reasonably required for me to perform my duties for the Company.
3. Restricted Use of Confidential Information
(a)	At all times during and subsequent to the termination of my employment with the Company, I shall not use the Confidential Information in any manner except as reasonably required for me to perform my duties for the Company.

(b)	Without limiting my obligations under subsection 3(a), I agree that at all times during and subsequent to the termination of my employment with the Company, I shall not use or take advantage of the Confidential Information for creating, maintaining or marketing, or aiding in the creation, maintenance or marketing, of any software which is competitive with any software owned or marketed by the Company.

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(c)	Upon the request of the Company, and in any event upon the termination of my employment with the Company, I shall immediately return to the Company all materials, including all copies in whatever form, containing the Confidential Information which are in my possession or under my control.
4. Ownership of Confidential Information
(a)	I acknowledge and agree that I shall not acquire any right, title or interest in or to the Confidential Information.

(b)	I agree to make full disclosure to the Company of each Development promptly after its creation. I hereby assign and transfer to the Company, and agree that the Company shall be the exclusive owner of, all of my right, title and interest to each Development throughout the world, including all trade secrets, patent rights, copyrights and all other intellectual property rights therein. I further agree to cooperate fully at all times during and subsequent to my employment with respect to signing further documents and doing such acts and other things reasonably requested by the Company to confirm such transfer of ownership of rights, including intellectual property rights, effective at or after the time the Development is created and to obtain patents or copyrights or the like covering the Developments. I agree that the obligations in this clause (b) shall continue beyond the termination of my employment with the Company with respect to Developments created during my employment with the Company.

(c)	I agree that the Company, its assignees and their licensees are not required to designate me as the author of any Developments. I hereby waive in whole all moral rights which I may have in the Developments, including the right to the integrity of the Developments, the right to be associated with the Developments, the right to restrain or claim damages for any distortion, mutilation or other modification of the Developments, and the right to restrain use or reproduction of the Developments in any context and in connection with any service, cause or institution.

(d)	Listed in Appendix 1 to this Agreement are those works and inventions created by me, alone or jointly with others, prior to my employment by the Company, which are exempt from the operation of this Agreement. If nothing is listed in Appendix 1, I represent that I have made no such works or inventions as of the date of this Agreement.
5. Protection of Computer Systems and Software
I agree to take all necessary precautions to protect the computer systems and software of the Company and of the suppliers and clients of the Company.

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6. Non-Competition
I agree that while I am employed by the Company, and for twelve months following the termination of my employment with the Company, without the prior written approval of the Board of Directors of the Company, I will not become engaged, directly or indirectly as an employee, consultant, partner, principal, agent, proprietor, shareholder (other than a holding of shares listed on a stock exchange that does not exceed 2% of the outstanding shares so listed) or advisor, in a business where the Company marketed its products or services during the period of my employment with the Company; that develops or markets software competitive with the software owned or marketed by the Company, or provides consulting, maintenance, support or training services that are competitive with the consulting, maintenance, support or training services provided by the Company.
7. Non-Solicitation of Clients
I agree that while I am employed by the Company, and for twelve months immediately following the termination of my employment with the Company, I shall not, directly or indirectly, contact or solicit any Clients of the Company for the purpose of selling or supplying to these Clients or the Company any products or services which are competitive with the products or services sold or supplied by the Company at the time of my termination. The term “Client of the Company” in the preceding sentence means any business or organization that:
(a)	was a client of the Company at the time of the termination of my employment with the Company; or

(b)	became a client of the Company within six months after the termination of my employment with the Company if I was involved with the marketing effort in respect of such client prior to the termination of my employment with the Company.
8. Non-Solicitation of Employees
I agree that while I am employed by the Company, and for 12 months after the termination of my employment with the Company, I shall not directly or indirectly hire any employees of or consultants or contractors to the Company nor shall I solicit or induce or attempt to induce any persons who were employees of or consultants to the Company at the time of such termination or during the 90 days immediately preceding such termination, to terminate their employment or consulting agreement with the Company, without the prior consent of the Company.
9. Confidentiality
Upon ceasing to be employed by the Company for whatever reason, I will immediately return to the Company all client lists, records and other material containing confidential information relating to the business and products of the Company.

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I acknowledge and agree that such material is for the benefit of the Company and I agree to keep it confidential both during and at any and all times after my employment with the Company, all such information or property which related to the Company’s business and products.
10. Reasonableness of Non-Competition and Non-Solicitation Obligations
I confirm that the obligations in Sections 6, 7 and 8 are fair and reasonable given that, among other reasons,
(i) the sustained contact I will have with the clients of the Company will expose me to Confidential Information regarding the particular requirements of these clients and the Company’s unique methods of satisfying the needs of these clients, all of which I agree not to act upon to the detriment of the Company; and/or
(ii) I will be performing important development work on the software owned or marketed by the Company, and I agree that the obligations in Sections 6, 7 and 8, together with my other obligations under this Agreement, are reasonably necessary for the protection of the Company’s proprietary interests. I further confirm that the geographic scope of the obligation in Section 6 is reasonable given the international nature of the market for the products and services of the Company. I also agree that the obligations in Sections 6, 7and 8 are in addition to the non-disclosure and other obligations provided elsewhere in this Agreement. I also acknowledge that my obligations contained in this Agreement will not preclude me from becoming gainfully directly employed in the computer software industry or applicable product training following a termination of my employment with the Company given my general knowledge and experience in the computer industry.
11. Non-Conflicting Obligations
(a) I acknowledge and represent to the Company that my performance as an employee of the Company shall not breach any agreement or other obligation to keep confidential the proprietary information of any prior employer of mine or any other third party. I further acknowledge and represent that I am not bound by any agreement or obligation with any third party which conflicts with any of my obligations under this Agreement.
(b) I represent and agree that I will not bring to the Company, and shall not use in the performance of my work with the Company, any trade secrets, confidential information and other proprietary information of any prior employer of mine or any other third party. I represent and agree that in my work creating Developments I will not knowingly infringe the intellectual property rights, including copyright, of any third party.
(c) I agree that during the time that I am employed by the Company I shall devote my full working time and attention to the affairs of the Company and I shall not be employed by, or perform services for, or otherwise be engaged in any business with, any other entity without the prior written consent of the Company.

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12. Enforcement
I acknowledge and agree that damages may not be an adequate remedy to compensate the Company for any breach of my obligations contained in this Agreement, and accordingly I agree that in addition to any and all other remedies available, the Company shall be entitled to obtain relief by way of a temporary or permanent injunction to enforce the obligations contained in this Agreement.
13. General
(a) This Agreement shall be governed by the laws in force in the Province of British Columbia. If any provision of this Agreement is wholly or partially unenforceable for any reason, such unenforceable provision or part thereof shall be deemed to be omitted from this Agreement without in any way invalidating or impairing the other provisions of this Agreement. In this Agreement any reference to a termination of employment shall include termination for any reason whatsoever and with or without cause.
(b) The rights and obligations under this Agreement shall survive the termination of my service to the Company and shall inure to the benefit of and shall be binding upon (i) my heirs and personal representatives and (ii) the successors and assigns of the Company.
I HAVE READ THIS AGREEMENT. I UNDERSTAND IT, AND I HAVE HAD THE OPPORTUNITY TO OBTAIN INDEPENDENT LEGAL ADVICE IN RESPECT OF IT, AND I AGREE TO ITS TERMS.

/s/ Wayne Hoyle	July 18, 2006

Employee Signature	Date

Jacquie Speckling

Name of Witness

/s/ Jacquie Speckling	July 18, 2006

Witness Signature	Date

SCHEDULE A
POLICY RESPECTING CONFIDENTIALITY, DISCLOSURE AND TRADING BY
RESTRICTED PERSONS AND EMPLOYEES

PART I	CONFIDENTIALITY
1.	Purpose

1.0	The purpose of Part I of this Policy is to ensure that all employees and directors of OSI Geospatial Inc. and its subsidiaries (the “Company”), regardless of country of residence, treat confidential information in a consistent manner and in accordance with Canadian securities laws.

2.	Confidential Information

2.0	Information respecting the Company is considered confidential information if its knowledge would reasonably be expected to result in a significant change in the market price or value of the Company securities, and such information has not been publicly disclosed (throughout this Policy, “Confidential Information”).

2.1	Confidential Information includes information concerning the business operations or capital of the Company.

2.2	It is to be recognized that information may be Confidential Information within the meaning of this Policy at an earlier stage than the Company is required by applicable securities laws to publicly disclose such information (for example at an earlier stage in the process of making a major acquisition or negotiating a significant contract).

2.3	Where information is disseminated by the Company through a press release, that information is not considered to be publicly disclosed until at least the close of one (1) complete business day after the press release, and in circumstances where the information is not readily accessible through the news media, that information may not be considered to be publicly disclosed until up to a week.

3.	Safeguarding Confidentiality

3.0	The Company personnel may not discuss Confidential Information with any other persons (whether or not Company personnel), except in the necessary course of business.

3.1	In addition, information disclosed by a customer, supplier or business associate to the Company personnel, and identified as private or confidential, shall be protected from disclosure to the same extent as would Confidential Information.

3.2	To protect Confidential Information from disclosure, the Company personnel:

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i)	should not discuss Confidential Information in public places where Confidential Information may be overheard (e.g., elevators, restaurants, airplanes, taxicabs);

ii)	should not carry, read or discard Confidential Information in an exposed manner in public places;

iii)	should not discuss Confidential Information with personal friends or relatives; and

iv)	should not participate in discussions with other persons respecting investments in the Company.
3.3	Before any meeting with other persons where Confidential Information may be disclosed, the Company personnel shall advise the other persons that they must not divulge the Confidential Information other than in the necessary course of business, or trade in the Company securities until the Confidential Information is generally disclosed.

3.4	When so required by a supervisor, the Company personnel will take such additional steps as may be necessary to protect Confidential Information from disclosure, including keeping filing cabinets locked, referring to specified matters only by a code name and limiting access to the word processing system.

3.5	All inquiries from the media shall be referred to the Chief Executive Officer (CEO) (or such other person as may be designated from time to time to perform the role of such officer under this Policy by the CEO) for response by designated spokespersons.

3.6	All inquiries from securities analysts or institutional investors shall be referred to the CEO (or such other person as may be designated from time to time to perform the role of such officer under this Policy by the CEO) for response by designated spokespersons.

4.	Sanctions

4.0	Failure to comply with the terms of this Part of the Policy will result in disciplinary action, possibly including termination of employment.

4.1	Certain regulatory sanctions including fines, imprisonment and civil actions may be imposed on individuals improperly disseminating Confidential Information.

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PART II	DISCLOSURE
1.	Purpose

1.0	The purpose of Part II of this Policy is to ensure that all disclosure by the Company of Confidential Information is conducted in a consistent manner and in accordance with Canadian securities laws.

2.	Procedures for Determining Whether Information is Confidential Information

2.0	The CEO shall be responsible for ensuring that the determination of which information constitutes Confidential Information shall be carried out in accordance with a consistent procedure and in accordance with Canadian securities laws. To the extent the CEO deems appropriate, such officer shall consult with outside legal advisers in discharging his responsibilities under this Policy.

3.	Public Statements

3.0	The CEO shall be responsible for ensuring that disclosure of all information respecting the Company, including Confidential Information required to be disclosed under Canadian securities laws, shall be carried out in accordance with a consistent procedure and in accordance with such laws.

3.1	Procedures governing the disclosure of Confidential Information required to be disclosed shall provide that such disclosure shall be effected in accordance with the following principles:
i)	Confidential Information should not be disclosed selectively;

ii)	information previously disclosed by the Company should be updated if it has become misleading as a result of subsequent events; and

iii)	where Confidential Information is to be announced at a meeting of analysts, the media or shareholders, or at a press conference, a simultaneous general announcement respecting the Confidential Information must be made by press release.
3.2	Public statements of policy will be made only by the Chief Executive Officer (CEO). All press releases shall be pre-cleared with the CEO or, failing that, the Chairman of the Board.

3.3	Notice of a press release announcing Confidential Information shall be provided to the Market Surveillance Branch of the Toronto Stock Exchange (the “TSX”)

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prior to its release (if press release to be issued during TSX trading hours) or before trading begins (if issued outside TSX trading hours).

3.4	The CEO shall be responsible for maintaining a file containing all disclosure documents prepared by the Company, including press releases, publicly released by the Company or other documents filed with the securities regulatory authorities.

4.	Dealing with Analysts and the Media

4.0	All inquiries from securities analysts shall be referred to the CEO for response only by designated spokespersons.

4.1	Disclosure at meetings with analysts or the media shall be limited to an explanation or clarification of publicly available information and generally shall not refer to forecasts of future financial results or events. A record should be kept of all matters discussed and information disclosed at the meeting. To the greatest extent practicable, more than one spokesperson from the Company should be present at each meeting with analysts or the media. After such a meeting, if the spokespersons have any concerns regarding the information disclosed, they should discuss the matter with the CEO.

4.2	It will continue to be a policy of the Company to review financial models and drafts of analysts’ research reports for factual content only.

5.	Inadvertent Disclosure

5.0	In the event that any Confidential Information is inadvertently disclosed, general disclosure of such Confidential Information shall be made immediately and such disclosure shall be coordinated by the CEO or, failing that, the Chairman of the Board.

6.	Forward-looking Statements

6.0	It is the Company’s policy generally not to provide forward-looking information to the investment community. To the extent that such information is provided in Company disclosure documents, all statements are to be accompanied by appropriate contingency and cautionary language which has been approved by the CEO.

7.	Sanctions

7.0	Failure to comply with the terms of this Part of this Policy will result in disciplinary action, possibly including termination of employment.

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7.1	Certain regulatory sanctions including fines, imprisonment and civil actions may be imposed on individuals contravening laws respecting the disclosure of Confidential Information.

PART III	TRADING BY RESTRICTED PERSONS AND EMPLOYEES
1.	Purpose

1.0	The purpose of Part III of this Policy is to ensure that all employees and directors of the Company, regardless of country or residence, comply with Canadian securities laws.

2.	Definition of “Restricted Person”

2.0	A restricted person is generally defined, without regard to the individual’s country of residence, as including all directors, officers and other employees of the Company who are regularly in possession of Confidential Information (“Restricted Person”).

2.1	The CEO shall be responsible for maintaining a list of all individuals who are Restricted Persons and ensuring that each person who is a Restricted Person has been advised that he or she is a Restricted Person for the purposes of this Policy.

3.	Prohibition on Trading by Employees with Confidential Information or Other Undisclosed Material Information

3.0	The Company personnel, including Restricted Persons, may not, if that individual possesses Confidential Information, directly or indirectly (e.g., via private holding company, registered retirement savings plans or otherwise):
i)	buy or sell the Company securities;

ii)	buy or sell securities whose price or value may reasonably be expected to be affected by changes in price of the Company securities;

iii)	grant or exercise the Company stock options, or, if applicable, phantom stock plans or similar employee compensation mechanisms; or

iv)	buy or sell securities of another company in which the Company proposes to invest or where the individual, in the course of employment with the Company, becomes aware of undisclosed material information concerning that other company.
3.1	In addition, the Company personnel are prohibited from engaging in any other action to take advantage of, or pass on to others, such Confidential Information or undisclosed material information respecting another company, including buying

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or selling, or recommending the buying or selling of, any assets of that company, in reliance on such Confidential Information or undisclosed material information.

3.2	This prohibition also applies to trading by individuals who learn of Confidential Information or undisclosed material information respecting another company from the Company personnel (e.g., spouses, friends, relatives), who for the purposes of this Policy are responsible for the trading by such individuals. It being understood that trading by such individuals would also likely constitute a violation by them of applicable securities law relating to insider trading.

4.	Prohibiting “Restricted Persons” from Trading During “Black Out” Periods and Other Restrictions on Trading by Restricted Persons

4.0	To guard against trading by Restricted Persons before public release of quarterly financial results or when the Company may be involved in a material undisclosed transaction (e.g., acquisition, public offering, significant contract negotiation) not known to the Restricted Person, trading by Restricted Persons is prohibited during the following “Black Out” periods;
i)	Two weeks prior to the end of the first fiscal quarter (i.e. 14 February) until two (2) business days following the release of the first quarter results;

ii)	Two weeks prior to the end of the second fiscal quarter (i.e. 16 May) until two (2) business days following the release of the second quarter results;

iii)	Two weeks prior to the end of the third fiscal quarter (i.e. 17 August] until two (2) business days following the release of the third quarter results; and

iv)	Two weeks prior to the fiscal year end (i.e. 16 November] until two (2) business days after the audited annual statements for the year end have been generally reviewed; and

v)	The start of the day on which a press release or other disclosure is issued with respect to an item of Confidential Information until one (1) complete business day following the date of the press release or other disclosure.
4.1	Restricted Persons, their spouses and any relatives living with them are also prohibited during the “Black Out” period, from:
i)	purchasing or selling publicly traded options or securities of the Company; and

ii)	selling the Company securities that the individual does not own (short selling).

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4.2	If the Company becomes aware of a material undisclosed transaction, all Restricted Persons who have pre-cleared transactions that have not been completed will be asked to withdraw their trading instructions.

5.	Company Contact Person

5.0	The Company personnel who are unsure whether they may trade in a given circumstance shall contact the CEO for specific guidance. The Company personnel are encouraged to consult with such officer prior to any trading in securities of the Company.

6.	Regulatory Requirements — Reporting

6.0	To comply with Canadian securities laws applicable to certain Restricted Persons, all Restricted Persons who are directors or officers of the Company or its subsidiaries (“Insiders”) must file an “Insider Report” in the form available from the Corporate Controller within 10 days following:
i)	the day the individual first becomes an Insider (if on that day the individual does not own or control the Company securities no Insider Report need be filed); and

ii)	the day on which the Insider purchases or sells the Company securities (this is the date of agreement to purchase or sell, not the settlement date of the transaction).
6.1	Each Insider is required to file the Insider Report with each of the Canadian provincial securities regulators. Instructions regarding completion are included on the back of the Insider form.

6.2	All Insiders are responsible for filing their own Insider Reports. Two copies of the Insider Report, one of which to be manually signed, must be filed in all jurisdictions.

6.3	At the same time as the Insider Report is filed with the regulators, a copy of the Insider Report must be provided to the Company to the attention of the CEO.

6.4	Copies of blank Insider Reports may be obtained from the office of the Corporate Controller.

6.5	Restricted Persons (whether or not they are Insiders) are required to report to the CEO annually (by the end of January each year) with respect to all trades in the preceding 12 months and to certify compliance during the period with the terms of this Policy.

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7.	Sanctions

7.0	Failure to comply with this Part of the Policy will result in disciplinary action, possibly including termination of employment.

7.1	Canadian securities laws provide that a breach of the general trading prohibition contained in this Part of the Policy may result in a fine of up to the greater $1 million and three times the profit obtained by reason of the contravention, and imprisonment for up to two years.

7.2	The Company personnel may also be found civilly liable if a spouse, friend of relative profited from the trading of the Company securities at a time when in possession of Confidential Information provided by that individual.

7.3	Penalties may also be levied against an Insider for not complying with the regulatory reporting requirements.
I HAVE READ THIS POLICY. I UNDERSTAND IT, AND I HAVE HAD THE OPPORTUNITY TO OBTAIN INDEPENDENT LEGAL ADVICE IN RESPECT OF IT, AND I AGREE TO ITS TERMS.

/s/ Wayne Hoyle Employee Signature	July 18, 2006 Date

Jacquie Speckling Name of Witness

/s/ Jacquie Speckling Witness Signature	July 18, 2006 Date

APPENDIX B
OSI GEOSPATIAL INC.
CODE OF ETHICS
FOR FULL-TIME AND PART-TIME EMPLOYEES
OSI Geospatial Inc. and its subsidiaries and affiliates (collectively referred to in this document as the “Company” or “we”) are committed to conducting business in accordance with all the highest standards of business ethics including complying with applicable laws, rules, regulations and stock exchange policies. We are committed to full and accurate financial disclosure in compliance with applicable laws. This Code of Ethics is applicable to all employees of the Company and sets forth specific policies to guide you in the performance of your duties. The Company is responsible for setting the standards of conduct contained in this Code of Ethics and for updating these standards as appropriate to reflect legal and regulatory developments.
BACKGROUND
Ethical lapses can damage the Company, and damage done by one individual hurts all of the Company’s employees, shareholders and our customers. Collapses like “ENRON” and others make it clear that the actions of a few employees can have severe and far-reaching consequences. With this as background, this Code of Ethics serves three purposes:
•	it highlights some of the important ethical issues in business so that all employees are aware of them;
•	it provides guidance so that employees do their part to ensure that the Company operates in an ethical way;
•	it provides protection for whistle-blowers, so those lapses that occur, regardless of whether they are intentional or inadvertent, can be reported without fear of reprisal.
As an employee of the Company, you have a duty to not only comply with applicable laws, but also to conduct yourself in an honest and ethical manner and to help us foster a culture of high ethical standards and commitment to compliance with this Code of Ethics. The Company does not seek competitive advantage through illegal or unethical business practices. Each employee should endeavour to deal honestly with the Company’s customers, suppliers, competitors and fellow employees. No employee should take advantage of anyone through abuse of privileged information, misrepresentation of material facts, manipulation or concealment.
As a guide to proper behaviour, the Company recommends that employees not do anything that they would not like to see reported to their friends and family in the newspaper. Unethical or illegal acts often receive precisely this treatment.
We expect every employee to read and understand this Code of Ethics and its application to the performance of his or her business responsibilities, and we will hold you accountable for adherence to it.

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RELATED DOCUMENTS AND POLICIES
This Code of Ethics acts in conjunction with any policies and procedures related to business conduct and ethics that the Company has already adopted, such as the following sections of the employee handbook:

Harassment	Substance Abuse
Proprietary Rights	Insider Trading Policy
Company Property	Personal Appearance
Outside Employment	Employment of Relatives
Social Events	Business Travel
Information Technology Usage	Conduct & Safety
You are responsible for reading the policies and procedures noted above, as well as periodically reviewing them. You will also be bound by the requirements and standards set forth in any code of business conduct and ethics that may be adopted by the Company, as well as those set forth in this Code of Ethics.
PROPER BUSINESS PRACTICES
As representatives of the Company, employees will engage in business activities that emphasize the quality, service and competitive features of our products and services. Employees must confine their activities to using only legal, proper and ethical means to maintain markets and they must not be involved in any practices that could embarrass or damage the Company, its employees, its customers or its potential customers. Examples of such practices include, but are not limited to:
•	making deceptive or misleading statements about the Company’s products or services

•	violating any law or regulation, either domestically or in a foreign jurisdiction, with particular attention being paid to the U. S. Foreign Corrupt Practices Act and its international counterparts. Refer to http://www.usdoj.gov/criminal/fraud/fcpa/dojdocb.htm for further details about this Act, which applies to us because we’re registered with the SEC.

•	attempting to convince or coerce individuals to place their personal interests above the interests of the Company or the organization they represent

•	attempting to restrict competition in contravention of the Competition Act or its counter- part in other countries. For further details, refer to http://laws.justice.gc.ca/en/C-34

•	engaging in any activity that could negatively reflect on the reputation of the Company.
Revision Date June 2006

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CONFLICTS OF INTEREST
Your obligation to conduct Company business in an honest and ethical manner includes the ethical handling of conflicts between personal and Company interests. A conflict of interest occurs when an individual’s private interest interferes or appears to interfere with the interests of the Company. Such conflicts of interest may make it difficult to perform work objectively and effectively. Service to the Company should never be subordinated to personal gain and advantage.
A conflict of interest may exist when it appears to a reasonable and objective observer that you receive a personal private benefit as a consequence of a business decision or business relationship. Before making any investment, accepting any position or benefits, participating in any transaction or business arrangement or otherwise acting in a manner that creates or reasonably appears to create a conflict between your interests and the interests of the Company, or if you are unsure whether an action you may take might be considered a conflict of interest, you must make full disclosure of all facts and circumstances to your manager. Full disclosure includes:
•	a description of the proposed outside activities as well as your level of involvement and the relationship, if any, to your job or duties

•	the nature of the conflict or any potential conflict

•	the potential risk to the employer

•	when the conflict of interest first arose or may first arise

•	who else may be involved, e.g. a supplier or another employee, and how
For your own protection, this disclosure should be in writing. After reviewing the circumstances and making appropriate enquiries, the Company will determine what if any response or course of action is warranted and will communicate this determination to the employee as soon as possible.
RELATIONSHIPS WITH SUPPLIERS AND PRESENT OR POTENTIAL CUSTOMERS
We will treat all suppliers fairly and respectfully, purchasing products based on price, quality, consistency, reliability, and availability rather than on any personal relationship an employee, or his or her family member or acquaintance, may have with a supplier.
To avoid perceptions of favouritism, employees, members of employees’ families and acquaintances of employees must not accept or offer business courtesies (as defined below) greater than $100.00 in value or a personal discount that is not made available to the general public. If you are unsure of whether to accept a business courtesy, contact your manager who will then contact senior management for direction. If you feel that you were offered a gift to influence your objectivity with respect to a business decision, you must report the matter to your manager.
A “business courtesy” is a gift, gratuity, hospitality or favour from companies or persons with whom the Company maintains or may establish a business relationship. A business courtesy
Revision Date June 2006

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may be a tangible or intangible benefit and is typically received by an employee at a cost below fair market value. The benefits can include, but are not limited to, gifts, meals, drinks, entertainment (including tickets and passes), recreation (including golf course, tennis and other participation fees), door prizes, honoraria, discounts, vouchers, promotional items, or the use of a donor’s time, materials, facilities or equipment.
Socializing with current or prospective customers or suppliers must be done in a professional manner. Accordingly, employees must ensure that their manager is aware of such activity. With respect to a business relationship with customers, limited business-related entertainment, favours or gifts may be offered to customers if all the following criteria are met:
•	the items offered are legal
•	the value of the item would not be viewed as improper by the Company or the recipient
•	such favours would not be embarrassing to the Company or the recipient
•	favours or gifts are approved by the appropriate manager
•	the offer of the item must be made so as to honour any of the customer’s guidelines (e.g. government employees and enlisted personnel have guidelines for acceptance that they must abide by).
Employees must not place themselves in a position of being under obligation to a supplier or customer. This includes allowing suppliers or customers to use their influence on an employee’s behalf or in a manner that will benefit an employee.
CORPORATE BUSINESS OPPORTUNITIES
Employees owe a duty to the Company to advance the Company’s business interests first when opportunities to do so arise. If a business opportunity, discovered through the use of corporate information, property or position, has been offered to the Company and it has turned it down in writing, then and only then may an employee take advantage of the opportunity or enable a third party to take advantage of the opportunity.
COMPLIANCE WITH LAWS, RULES AND REGULATIONS
You are required to comply with the laws, rules and regulations that govern the conduct of our business, both within the United States, Canada and in any other country where we conduct business. You must report to management any suspected violations in accordance with the section below entitled ‘Compliance with the Code of Ethics’.
DISCLOSURE IN REPORTS AND DOCUMENTS
It is our policy to make full, fair, accurate, timely and comprehensible disclosure, in compliance with all applicable laws, rules and regulations, in all reports and documents that we file with, or
Revision Date June 2006

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submit to, the U.S. Securities and Exchange Commission and the securities commission of each province or territory in Canada to which we report, and in all other public communications made by us. All employees are to be familiar with and abide by our standards, policies and procedures designed to promote compliance with this policy to the extent relevant to his or her area of responsibility.
Each person with direct or supervisory authority on securities filings or the Company’s other public communications must consult with the Company’s officers or other employees and take other steps to make all disclosures full, fair, accurate, timely and understandable. In addition, each employee who is involved in the Company’s disclosure process must:
•	familiarize himself or herself with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company,

•	not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company’s independent auditors, governmental regulators and self-regulatory organizations, and

•	properly review and critically analyze proposed disclosure for accuracy and completeness (or, where appropriate, delegate this task to others).
COMPLIANCE WITH THE CODE OF ETHICS
If you know of or suspect a violation of applicable laws, rules, or regulations of this Code of Ethics, you must immediately report the information to an appropriate party, be that your manager, the President & CEO, or the Chair of the Board of Directors. They may, in turn, refer complaints to the Board of Directors or the appropriate committee of the Board of Directors. Failure to report a violation is in itself a violation of the Code of Ethics. Refer to the Employee Whistleblower policy for further details.
If you wish to discuss a concern or issue that is not financial or regulatory based, there are several avenues available to you. You may talk to your supervisor, Human Resources, or the management of the Company. If you wish to remain anonymous and/or wish to talk to an outside entity, you may contact the Company’s neutral third-party confidential Ethics Hotline. The Ethics Hotline is manned through Crawford Adjustors Canada and their toll free number is 1-866-725-0641.
No employee will be subject to retaliation by the Company if he or she makes a good faith report of a suspected violation. Any other retaliation by employees will result in disciplinary action, up to and including termination of employment or a consulting relationship.
The Company will investigate any alleged or suspected violation of this Code of Ethics within a reasonable time following receipt of information suggesting a violation. The Company, in its sole discretion, will determine an appropriate person or persons to conduct the investigation. The Company will take action, as it deems appropriate, to respond to any violation of this Code of Ethics, including, where appropriate, disciplinary action up to and including termination of employment.
Revision Date June 2006

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EMPLOYEE ACKNOWLEDGEMENT
I have read and understood this Code of Ethics, and agree to comply with it. I am aware that this Code of Ethics may be amended, modified or waived by the Company. I am aware that a copy of the signed Code of Ethics will be placed in my employee file.

Name & Signature: Current Position:	/s/ Wayne Hoyle VP and General Manager
Date:	July 18, 2006
Revision Date June 2006

April 14, 2008
Wayne Hoyle
[***]
Re: Amendment to Employment Agreement Dated July 17, 2006
Dear Wayne,
I am pleased to confirm with you that the Board of Directors of OSI Geospatial Inc. has approved an increase in your salary from $165,000 per annum to $200,000 per annum effective January 1, 2008.
In addition, you will be eligible for a potential bonus amount of up to 40% of your base salary. Up to 30% of your bonus is contingent upon the meeting and/or exceeding of divisional financial and performance objectives; up to 10% is contingent upon the meeting and/or exceeding of corporate financial and performance objectives. The details of the bonus plan and the conditions of payout are outlined in the ‘Offshore Systems Ltd. Management Annual Incentive Plan’ and the ‘OSI Geospatial Inc. Executive Management Annual Incentive Plan’ documents.
All other terms and conditions of your employment agreement remain unchanged.
Thank you for your continued dedication and contribution to Offshore Systems Ltd.

Sincerely,

Offshore Systems Ltd.

/s/ Kenneth Kirpatrick Ken Kirkpatrick
President & CEO

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